UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Final Terms re £60bn debt issuance programme dated 02 June 2014
Exhibit No. 2	Publication of Prospectus dated 04 June 2014
Exhibit No. 3	Approval of a Registration Document dated 04 June 2014
Exhibit No. 4	Full Repurchase dated 05 June 2014
Exhibit No. 5	Director/PDMR Shareholding dated 06 June 2014
Exhibit No. 6	Publication of Prospectus dated 06 June 2014
Exhibit No. 7	Publication of Prospectus dated 09 June 2014
Exhibit No. 8	Notice of Final Issue Size dated 10 June 2014
Exhibit No. 9	Notice of Final Issue Size dated 10 June 2014
Exhibit No. 10	Publication of Supplementary Prospectus dated 10 June 2014
Exhibit No. 11	Publication of Supplementary Prospectus dated 10 June 2014
Exhibit No. 12	Publication of Final Terms dated 11 June 2014
Exhibit No. 13	Publication of Prospectus dated 12 June 2014
Exhibit No. 14	Publication of Prospectus dated 12 June 2014
Exhibit No. 15	Additional Listing dated 20 June 2014
Exhibit No. 16	Publication of Prospectus dated 23 June 2014
Exhibit No. 17	Notice of Final Issue Size dated 24 June 2014
Exhibit No. 18	Director/PDMR Shareholding dated 25 June 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: July 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: July 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of EUR 500,000,000 Floating Rate Notes due 2016 (the "Notes") under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/6453I_-2014-6-2.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 26 November 2013, as supplemented on 14 February 2014 and 14 May 2014, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 2

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 27 May 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Index Basket due 24 July 2020 (the "Securities" or the "Notes")(Series: NX000150765)

To view the full document, please paste the following URL into the address bar of your browser.

http://irreports.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Index-Basket-due-24-July-2020-Series-NX000150765-PDF-400KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330709258957&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 3

Publication of Registration Document

The following registration document has been approved by the UK Listing Authority and is available for viewing:

The registration document dated 3 June 2014 (the "Registration Document") relating to Barclays Bank PLC.

To view the full Registration Document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/8712I_-2014-6-4.pdf

A copy of the Registration Document has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Registration Document may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Registration Document) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Registration Document, you must ascertain from the Registration Document whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 4

ISSUER	ISIN	CCY	Nominal	Markdown Amount	Remaining Balance	Value date
BARCLAYS BANK PLC	GB00B7CY1619	SHS	1.00	1.00	0.00	6/9/2014
BARCLAYS BANK PLC	GB00B7CY0Z38	SHS	1.00	1.00	0.00	6/9/2014

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No. 5

6 June 20

Barclays PLC ("the Company")

Director/PDMR shareholding: Disclosure and Transparency Rules 3.1.4R (1) (a)

Crawford Gillies notified the Company on 5 June 2014 that he had purchased 40,000 ordinary shares of the Company at a price of 239.76p per share

Following this transaction, Crawford Gillies has a total beneficial interest in 50,000 ordinary shares in the Company.

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0) 20 7116 4755

Exhibit No. 6

Publication of a Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

The base prospectus dated 5 June 2014 relating to the issuance of iPath® Commodity Index Linked Exchange Traded Notes (the "iPath® Commodity Index Linked Base Prospectus") by Barclays Bank PLC.

To view the full iPath® Commodity Index Linked Base Prospectus, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0608J_-2014-6-6.pdf

A copy of the iPath® Commodity Index Linked Base Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the iPath® Commodity Index Linked Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the iPath® Commodity Index Linked Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the iPath® Commodity Index Linked Base Prospectus, you must ascertain from the iPath® Commodity Index Linked Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 7

Publication of a Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

The base prospectus "GSSP Base Prospectus 2", dated 6 June 2014 relating to the issuance of securities linked to one or more specified equity indices, shares, depository receipts or funds ("GSSP Base Prospectus 2") by Barclays Bank PLC.

To view the full GSSP Base Prospectus 2, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/1625J_1-2014-6-9.pdf

A copy of the GSSP Base Prospectus 2 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the GSSP Base Prospectus 2 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the GSSP Base Prospectus 2) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in GSSP Base Prospectus 2, you must ascertain from the GSSP Base Prospectus 2 whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 8

Notification of Final Issue Size and Other Information

The following notification has been filed with the Luxembourg Commission de Surveillance du Secteur Financier and is available for viewing:

Notification of Final Issue Size and Other Information, dated 4 June 2014 relating to the issuance of up to SEK 10,000,000 Notes linked to an Equity Basket due 11 June 2019 (Series NX000147886) (ISIN SE0005877842) (the " Notice").

To view the full Notice, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2106J_1-2014-6-9.pdf

A copy of the Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Notice may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Notice, you must ascertain from the Notice whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 9

Notification of Final Issue Size and Other Information

The following notification has been filed with the Luxembourg Commission de Surveillance du Secteur Financier and is available for viewing:

Notification of Final Issue Size and Other Information, dated 4 June 2014 relating to the issuance of up to SEK 10,000,000 Notes linked to an Equity Basket due 12 June 2017 (Series NX000147888) (ISIN SE0005877859) (the " Notice").

To view the full Notice, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2104J_-2014-6-9.pdf

A copy of the Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Notice may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Notice, you must ascertain from the Notice whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 10

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 4/2014 dated 5 June 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 5;
2) GSSP Base Prospectus 2;
3) GSSP Base Prospectus 7;
4) GSSP Base Prospectus 3;
5) iPath® S&P 500 VIX Base Prospectus;
6) iPath® VSTOXX® Mid-Term Base Prospectus;
7) iPath® VSTOXX® Short-Term Base Prospectus; and
8) GSSP Base Prospectus 8.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/2101J_-2014-6-9.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 11

Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 4/2014 dated 5 June 2014 (the "Supplement") to the following prospectuses (each a "Prospectus" and together, the "Prospectuses"):

1) GSSP Base Prospectus 6;
2) GSSP Base Prospectus 9;
3) GSSP Base Prospectus 10;
4) GSSP Base Prospectus 11;
5) GSSP Base Prospectus 15;
6) Drawdown prospectus relating to the issuance of up to SEK 10,000,000 Notes linked to an Equity Basket due 12 June 2017 (ISIN: SE0005877859);
7) Drawdown prospectus relating to the issuance of up to SEK 10,000,000 Notes linked to an Equity Basket due 11 June 2019 (ISIN: SE0005877842); and
8) Drawdown prospectus relating to the issuance of up to SEK 10,000,000 Notes linked to an Equity Index Basket due 23 June 2020 (ISIN: SE0005878600).

To view the full document, please paste the following URL into the address bar of your browser.
http://www.rns-pdf.londonstockexchange.com/rns/2100J_-2014-6-9.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 12

Publication of Final Terms

The following final terms (the "Final Terms") are available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of €1,000,000,000 2.25 per cent. Notes due 2024 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

Please read the disclaimer below "Disclaimer - Intended Addressees" before attempting to access this service, as your right to do so is conditional upon complying with the requirements set out below.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/3834J_1-2014-6-11.pdf

A copy of the Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.morningstar.co.uk/uk/NSM

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

The Final Terms referred to above must be read in conjunction with the base prospectus dated 26 November 2013, as supplemented on 14 February 2014 and 14 May 2014, relating to the above programme (the "Prospectus"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC, as amended).

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms and the Prospectus referred to above may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Final Terms and/or the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and/or the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and/or Prospectus you must ascertain from the Final Terms and Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction.Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit No. 13

Publication of a Base Prospectus

The following base prospectus has been approved by the UK Listing Authority and is available for viewing:

The base prospectus dated 10 June 2014 relating to the issuance of Warrant Linked Notes (the "GSSP Base Prospectus 5") by Barclays Bank PLC.

To view the full GSSP Base Prospectus 5, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4934J_-2014-6-12.pdf

A copy of GSSP Base Prospectus 5 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the GSSP Base Prospectus 5 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the GSSP Base Prospectus 5) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the GSSP Base Prospectus 5, you must ascertain from the GSSP Base Prospectus 5 whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 14

Publication of a Base Prospectus

The following base prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

The base prospectus dated 11 June 2014 relating to the issuance of exercisable certificates (the "GSSP Base Prospectus 11") by Barclays Bank PLC.

To view the full GSSP Base Prospectus 11, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/4938J_-2014-6-12.pdf

A copy of GSSP Base Prospectus 11 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the GSSP Base Prospectus 11 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the GSSP Base Prospectus 11) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the GSSP Base Prospectus 11, you must ascertain from the GSSP Base Prospectus 11 whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 15

20 June 2014

Barclays PLC - Additional Listing

Barclays PLC (the Company) confirms the allotment and issue of 16,413,147 ordinary shares of 25 pence each in the Company (the Shares), at a price of 243.03 pence per Share, to shareholders who are participants in the Company's Scrip Dividend Programme (the Programme) in respect of a dividend for the year ending 31 December 2014 payable on 23 June 2014. The Shares issued rank equally with existing issued ordinary shares.

Application has been made to the Financial Conduct Authority (FCA) for the Shares to be admitted to the Official List and to the London Stock Exchange for the Shares to be admitted to trading. Dealings in the Shares are expected to commence on 23 June 2014.

In accordance with Listing Rule 9.6.1, copies of the following documents relating to the Programme were submitted to the National Storage Mechanism on 6 June 2013 and are available for inspection at www.hemscott.com/nsm.do;

• Chairman's letter and Q&A document;
• Terms and Conditions of the Programme; and
• Scrip Dividend Mandate Form.

For further information, please contact:

The Barclays Shareholder Helpline:
0871 384 2055*
+44 121 415 7004

* Calls cost 8p per minute plus network extras. Lines are open 8.30am to 5.30pm UK time, Mondays to Fridays, excluding UK Public Holidays.

Exhibit No. 16

Publication of a Base Prospectus

The following base prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

The base prospectus dated 12 June 2014 relating to the issuance of warrants (the "GSSP Base Prospectus 6") by Barclays Bank PLC.

To view the full GSSP Base Prospectus 6, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2098K_-2014-6-20.pdf

A copy of GSSP Base Prospectus 6 has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the GSSP Base Prospectus 6 may be addressed to and/or targeted at persons who are residents of particular countries (specified in the GSSP Base Prospectus 6) only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the GSSP Base Prospectus 6, you must ascertain from the GSSP Base Prospectus 6 whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 17

Notification of Final Issue Size and Other Information

The following notification has been filed with the Luxembourg Commission de Surveillance du Secteur Financier and is available for viewing:

Notification of Final Issue Size and Other Information, dated 19 June 2014 in respect of up to SEK 100,000,000 Notes linked to an Equity Basket due 23 June 2020 (Series: NX000148135) (ISIN: SE0005878600) (the "Notice")

To view the full Notice, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/2097K_1-2014-6-20.pdf

A copy of the Notice has been submitted to the National Storage Mechanism and will shortly be available for inspection at www.morningstar.co.uk/uk/NSM.

For further information, please contact:

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Notice may be addressed to and/or targeted at persons who are residents of particular countries only and is not intended for use and should not be relied upon by any person outside these countries. Prior to relying on the information contained in the Notice, you must ascertain from the Notice whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirements.

Exhibit No. 18

25 June 2014

Barclays PLC (the "Company")

Notification of transactions by Persons Discharging Managerial Responsibility ("PDMR"): Disclosure and Transparency Rule 3.1.4R (1)(a)

The Company announces that following the payment of an interim dividend for the year ending 31 December 2014 on 23 June 2014 ("the interim dividend"), the following PDMRs received ordinary shares or American Depositary Shares ("ADS") in the Company under the Scrip Dividend Programme, as indicated below.

PDMR	Date of notice	Date of transaction	No. of shares received	Share price	Balance of shares
Crawford Gillies	24.06.14	23.06.14	41	£2.4303	50,041
Antony Jenkins*	24.06.14	23.06.14	74	£2.4303	3,935,310
Diane de Saint Victor	24.06.14	24.06.14	10	£2.4303	8,517

*The transaction was made by a connected person of Mr Jenkins.

PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of shares*
Frits van Paasschen	24.06.14	23.06.14	2	$21.54	6,395

*This total shareholding includes holdings in ordinary shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0) 20 7116 4755

Exhibit No. 19